EXHIBIT 99.1

Electrovaya Launches Battery System Products for Airport Ground Support Equipment (GSE) with First Delivery in August to a Major OEM Supplier

Multiple battery system products launched for airport ground support equipment platforms for a a major USA based OEM supplier

Electrovaya to showcase its new products at the International GSE Expo being held in Las Vegas, NV through September 16-18, 2025

TORONTO, ONTARIO / ACCESS Newswire / July 29, 2025 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a lithium ion battery technology and manufacturing company, is pleased to announce the launch of multiple battery system products designed specifically for airport ground support equipment (GSE). Developed in collaboration with a major original equipment manufacturer (OEM) supplier, these innovative systems support a broad range of electrified ground support equipment (GSE) applications, including airplane tuggers, baggage tractors, belt loaders, cargo loaders, and more.

The Company also confirmed it will be making its first commercial shipment of these new battery systems to the OEM supplier in August, marking a significant milestone in Electrovaya's strategic expansion into the aviation sector and GSE electrification market.

"This product launch represents a major step forward in our efforts to provide high-performance, durable, and safe lithium-ion battery solutions for an expanded list of mission-critical applications," said Dr. Jeremy Dang, VP, Business and Project Development. "Airport GSE is an ideal application for our technology given the power demand, long product life span and safety requirement, and the growing global push for cleaner, quieter, and more efficient operations on the tarmac."

Electrovaya's battery systems feature the Company's proprietary lithium-ion Infinity technology, which provides enhanced safety, the longest cycle life in the industry, and robust performance in both hot and cold weather environments-essential characteristics for airport applications operating year-round across diverse geographies.

Electrovaya's Infinity battery systems feature multiple proprietary innovations, which leads to the Company's industry leading performance in safety, cycle life, and provides robust performance in both hot and cold weather environments-essential characteristics for airport applications operating year-round across diverse geographies. The Company's entry into the GSE sector adds to its growing list of mission critical applications where Electrovaya's innovative batteries are utilized by technologically savvy customers around the world.

The Company will be showcasing these newly launched GSE battery systems at the upcoming International GSE Expo in Las Vegas, Nevada, from September 16-18, 2025. Electrovaya's team will be available at Booth #4103, to provide product information, answer questions, and discuss collaborative opportunities.

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

jroy@electrovaya.com / 905-855-4618

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA)(TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications.Electrovaya has two operating sites in Canada and a 52-acre site with a 137,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, among other things, revenue, purchase orders, the potential for demand and orders from the described customers in FY 2026, order growth and customer demand in FY 2026 onwards, future business opportunities, and the ability to deliver to customer requirements, market size and growth potential. Forward-looking statements can generally, but not always, be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "planned", "objective", "estimated" and "continue" (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate are necessarily applied in making forward looking statements and such statements are subject to risks and uncertainties, therefore actual results may differ materially from those expressed or implied in such statements and undue reliance should not be placed on such statements. Material assumptions made in disclosing the forward-looking statements included in this news release include, but are not limited to assumptions that the Company's customers will deploy its products in accordance with communicated timing and volumes, that the Company's customers will complete new distribution centers in accordance with communicated expectations, intentions and plans, and stable political climate with respect to exports from Canada to the United. Factors that could cause actual results to differ materially from expectations include but are not limited to customers not placing roughly in accordance with historical ordering patterns and communicated intentions, the fact that the expected additional sales from the described customer are expressions of interest and not yet purchase orders, the uncertain effects of the imposition of a new tariff regime on Canadian exports by the United States, macroeconomic effects on the Company and its business and on the lithium battery industry generally, the Company's liquidity and cash availability in excess of its operational requirements, and the ability to generate and sustain sales orders. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company's Annual Information Form for the year ended September 30, 2024 under "Risk Factors", in the Company's base shelf prospectus dated September 17, 2024, and in the Company's most recent annual and interim Management's Discussion and Analysis under "Qualitative And Quantitative Disclosures about Risk and Uncertainties" as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

SOURCE: Electrovaya, Inc.

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